Exhibit 1

Transactions in the Shares During the Past 60 Days

Class of Security	Securities (Sold)	Price ($)	Date of Purchase

STEEL CONNECT SUB LLC

Common Stock	(102,851)	8.6042	01/30/2026
Common Stock	(70,248)	8.6196	02/02/2026
Common Stock	(18,635)	8.6005	02/03/2026
Common Stock	(48,080)	8.6003	02/04/2026